 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.              Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the six-month period ended June 30, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: August 15, 2023

Natura &Co Holding S.A. Individual and Consolidated Interim Accounting Information (ITR) For the six-month period ended June 30, 2023 Independent Auditor’s Report

www.pwc.com.br

Natura &Co Holding S.A. Parent company and consolidated interim financial statements at 30 June 2023 and report on review

1

(A free translation of the original in Portuguese)

Report on review of parent company and

consolidated interim financial statements

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Natura &Co Holding S.A. ("Company") as at 30 June 2023 and the related statements of profit or loss and comprehensive income for the quarter and six-month period then ended, and the statements of changes in shareholders’ equity and cash flows for the six-month period then ended, as well as the accompanying consolidated interim  statement of financial position of Natura &Co Holding S.A. and its subsidiaries ("Consolidated") as at 30 June 2023 and the related consolidated statements of profit or loss and comprehensive income for the quarter and six-month period then ended, and the consolidated statements of changes in shareholders’ equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers Auditores Independentes, Avenida Brigadeiro Faria Lima, 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo - SP, CEP 04538-132,T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com.br

2

Natura &Co Holding S.A.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Natura &Co Holding S.A. and of Natura &Co Holding S.A. and its subsidiaries as at 30 June 2023, and the parent company financial performance for the quarter and six-month period then ended and its cash flows for the six-month period then ended, as well as the consolidated financial performance for the quarter and six-month period then ended and the consolidated cash flows for the six-month period then ended, in accordance with CPC 21 and IAS 34.

Other matters

Statement of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the six-month period ended 30 June 2023. These statements are the responsibility of the Company's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

São Paulo, 14 August 2023

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

3

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2022 AND DECEMBER 31, 2022

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated			Note	Parent		Consolidated
ASSETS		June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	LIABILITIES AND SHAREHOLDERS' EQUITY		June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

CURRENT						CURRENT
Cash and cash equivalents	6	230	5,566	2,275,058	4,195,713	Borrowings, financing and debentures	19	-	-	362,680	331,151
Short-term investments	7	3,944	24,264	1,180,429	1,800,439	Lease	18	221	193	607,555	878,448
Trade accounts receivable	8	-	-	3,452,644	3,502,399	Trade accounts payable and reverse factoring operations	20	13,319	6,451	5,648,892	6,375,930
Trade accounts receivable - Related parties	32	65,392	66,329	-	-	Trade accounts payable - Related parties	32	89,403	64,576	-	-
Inventories	9	-	-	4,207,367	4,516,874	Dividends and interest on shareholders' equity payable	24	244	260	244	260
Recoverable taxes	10	34,466	38,902	1,275,200	911,410	Payroll, profit sharing and social charges	0	19,612	51,485	941,267	1,276,977
Income tax and social contribution		-	-	194,811	196,143	Tax liabilities	21	13,369	12,191	607,063	828,125
Derivative financial instruments		-	-	267,970	235,114	Income tax and social contribution	0	-	-	173,612	70,294
Other current assets	14	10,231	13,562	691,624	763,384	Derivative financial instruments	5	-	-	848,587	1,613,968
		114,263	148,623	13,545,103	16,121,476	Provision for tax, civil and labor risks	22	-	-	419,114	463,655
						Other current liabilities	23	16,042	23,113	1,096,180	1,499,060
Assets held for sale	13 and 36	-	-	2,726,572	51			152,210	158,269	10,705,194	13,337,868
Total current assets		114,263	148,623	16,271,675	16,121,527
						Liabilities related to non-current assets held for sale		-	-	1,246,942	-
NON-CURRENT						Total current liabilities		152,210	158,269	11,952,136	13,337,868
Recoverable taxes	10	-	-	909,013	1,356,868
Deferred income tax and social contribution	11	93,169	150,167	3,398,969	3,519,515	NON-CURRENT
Judicial deposits	12	-	-	397,901	457,550	Borrowings, financing and debentures	19	-	-	13,026,120	13,261,135
Derivative financial instruments		-	-	-	773,251	Lease	18	568	352	1,539,135	2,392,289
Long-term investments	7	-	-	32,563	35,235	Payroll, profit sharing and social charges	0	3,059	6,029	9,309	26,152
Other non-current assets	14	-	-	1,119,816	1,252,437	Tax liabilities	21	-	-	122,704	117,358
		93,169	150,167	5,858,262	7,394,856	Deferred income tax and social contribution	11	-	-	898,407	934,414
						Income tax and social contribution	0	-	-	317,016	448,532
						Derivative financial instruments	5	-	-	608,070	191,274
						Provision for tax, civil and labor risks	22	1,089	1,051	835,023	873,618
Investments	15	20,509,415	22,215,420	-	-	Other non-current liabilities	23	16,873	17,750	725,399	751,566
Property, plant and equipment	16	-	-	4,123,545	4,966,150	Total non-current liabilities		21,589	25,182	18,081,183	18,996,338
Intangible	17	83	1,445	22,357,445	23,260,970
Right of use	18	756	530	1,982,616	2,941,887	TOTAL LIABILITIES		173,799	183,451	30,033,319	32,334,206

Total non-current assets		20,603,423	22,367,562	34,321,868	38,563,863	SHAREHOLDERS' EQUITY	24
						Capital stock		12,484,515	12,484,424	12,484,515	12,484,424
						Treasury shares		(196,508)	(262,360)	(196,508)	(262,360)
						Capital reserves		10,498,066	10,540,885	10,498,066	10,540,885
						Legal profit reserve
						Accumulated losses		(3,378,713)	(1,994,555)	(3,378,713)	(1,994,555)
						Other comprehensive income		1,136,527	1,564,340	1,136,527	1,564,340
						Shareholders' equity attributed to the Company's shareholders		20,543,887	22,332,734	20,543,887	22,332,734

						Non-controlling interest in shareholders' equity of subsidiaries		-	-	16,337	18,450
						Total shareholders' equity		20,543,887	22,332,734	20,560,224	22,351,184

TOTAL ASSETS		20,717,686	22,516,185	50,593,543	54,685,390	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		20,717,686	22,516,185	50,593,543	54,685,390

*The accompanying notes are an integral part of the Interim Accounting Information.

4

NATURA &CO HOLDING S.A.

STATEMENT OF PROFIT OR LOSS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Parent		Parent		Consolidated		Consolidated
		April 1, 2023 to June 30, 2023	April 1, 2022 to June 30, 2022	January 1, 2023 to June 30, 2023	January 1, 2022 to June 30, 2022	April 1, 2023 to June 30, 2023	April 1, 2022 to June 30, 2022	January 1, 2023 to June 30, 2023	January 1, 2022 to June 30, 2022

NET REVENUE	26	-	-	-	-	7,773,542	8,108,248	15,093,698	15,719,150
Cost of Sales	27	-	-	-	-	(2,687,948)	(3,093,443)	(5,182,631)	(6,039,600)

GROSS PROFIT		-	-	-	-	5,085,594	5,014,805	9,911,067	9,679,550

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	27	-	-	-	-	(3,395,206)	(3,446,559)	(6,499,947)	(6,729,173)
Administrative, R&D, IT and project expenses	27	(40,513)	(156,790)	(38,332)	(217,737)	(1,400,982)	(1,541,913)	(2,781,996)	(2,900,213)
Impairment loss on trade receivables	8	-	-	-	-	(102,198)	(150,624)	(317,838)	(313,412)
Share of profits (losses) from subsidiaries	15	(658,981)	(631,368)	(1,313,637)	(1,197,476)	-	-	-	-
Other operating income (expenses), net	30	2,486	12,326	1,482	12,326	(319,325)	(40,652)	(415,967)	(101,099)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		(697,008)	(775,832)	(1,350,487)	(1,402,887)	(132,117)	(164,943)	(104,681)	(364,347)

Financial income	29	3,541	8,391	5,694	18,326	1,854,564	1,934,057	2,860,289	3,272,317
Financial expenses	29	(3,092)	(1,271)	(2,990)	(25,254)	(2,256,652)	(2,364,519)	(3,738,706)	(4,063,409)

LOSS BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(696,559)	(768,712)	(1,347,783)	(1,409,815)	(534,205)	(595,405)	(983,098)	(1,155,439)
Income tax and social contribution	0	(25,879)	1,989	(27,083)	-	(98,617)	(128,055)	(181,394)	(198,026)

LOSS FOR THE PERIODS FROM CONTINUING OPERATIONS		(722,438)	(766,723)	(1,374,866)	(1,409,815)	(632,822)	(723,460)	(1,164,492)	(1,353,465)

DISCONTINUED OPERATIONS
LOSS FROM DISCONTINUED OPERATIONS	36	(9,412)	-	(9,412)	-	(99,086)	(43,511)	(219,570)	(55,679)

LOSS FOR THE PERIODS		(731,850)	(766,723)	(1,384,278)	(1,409,815)	(731,908)	(766,971)	(1,384,062)	(1,409,144)

ATTRIBUTABLE TO
The Company´s shareholders		(731,850)	(766,723)	(1,384,278)	(1,409,815)	(731,850)	(766,723)	(1,384,278)	(1,409,815)
Non-controlling shareholders		-	-	-	-	(58)	(248)	216	671

LOSS PER SHARE IN THE PERIODS -R$
Basic	31	(0.5318)	(0.5590)	(1.0068)	(1.0284)	(0.5318)	(0.5590)	(1.0068)	(1.0284)
Diluted	31	(0.5318)	(0.5590)	(1.0068)	(1.0284)	(0.5318)	(0.5590)	(1.0068)	(1.0284)

*The accompanying notes are an integral part of the Interim Accounting Information.

5

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(In thousands of Brazilian reais - R$)

	Note	Parent		Parent		Consolidated		Consolidated
		April 1, 2023 to June 30, 2023	April 1, 2022 to June 30, 2022	January 1, 2023 to June 30, 2023	January 1, 2022 to June 30, 2022	April 1, 2023 to June 30, 2023	April 1, 2022 to June 30, 2022	January 1, 2023 to June 30, 2023	January 1, 2022 to June 30, 2022

LOSS FOR THE PERIOD		(731,850)	(766,723)	(1,384,278)	(1,409,815)	(731,908)	(766,971)	(1,384,062)	(1,409,144)
Other comprehensive income (loss) to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad	15	(699,877)	1,156,263	(549,508)	(2,485,979)	(702,022)	1,156,499	(551,837)	(2,489,417)
Exchange rate effect on the conversion from hyperinflationary economy	15	76,953	51,322	220,818	(14,600)	76,953	51,322	220,818	(14,600)
Earnings (losses) from cash flow hedge operations	15	-	-	-	89	(141,238)	(208,151)	(148,562)	(654,392)
Tax effects on (losses) earnings from cash flow hedge operations	11	-	30	-	-	48,098	72,324	49,439	223,746
Equity in losses from cash flow hedge operation	15	(141,238)	(208,151)	(148,562)	(654,481)	-	-	-	-
Equity in tax effects on earnings from cash flow hedge operations	11	48,098	72,294	49,439	223,746	-	-	-	-

Comprehensive loss for the periods, net of tax effects		(1,447,914)	305,035	(1,812,091)	(4,341,040)	(1,450,117)	305,023	(1,814,204)	(4,343,807)

ATTRIBUTABLE TO
The Company´s shareholders		(1,447,914)	305,035	(1,812,091)	(4,341,040)	(1,447,914)	305,035	(1,812,091)	(4,341,040)
Noncontrolling shareholders		-	-	-	-	(2,203)	(12)	(2,113)	(2,767)
		(1,447,914)	305,035	(1,812,091)	(4,341,040)	(1,450,117)	305,023	(1,814,204)	(4,343,807)

*The accompanying notes are an integral part of the Interim Accounting Information.

6

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(In thousands of Brazilian reais - R$)

										Equity appraisal adjustment
				Capital Reserves
	Note	Capital stock	Treasury shares	Share premium	Special reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Legal profit reserve	Retained losses	Other comprehensive income	Shareholders' equity attributed to controlling shareholders	Non-Controlling Shareholders	Total shareholders' equity

								Retained earnings

BALANCES AS OF JANUARY 1, 2022		12,481,683	(151,342)	10,021,409	362,059	187,402	(92,066)	871,223	-	4,865,202	28,545,570	21,155	28,566,725

Net income for the periods		-	-	-	-	-	-	-	(1,409,815)	-	(1,409,815)	671	(1,409,144)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	(14,600)	(14,600)	-	(14,600)
Other comprehensive income		-	-	-	-	-	-	-	-	(2,916,625)	(2,916,625)	(3,438)	(2,920,063)
Total comprehensive income for the periods		-	-	-	-	-	-	-	(1,409,815)	(2,931,225)	(4,341,040)	(2,767)	(4,343,807)
Share repurchase		-	(120,300)	-	-	-	-	-	-	-	(120,300)	-	(120,300)
Loss absorption		-	-	-	-	-	-	-	-	-	-	-	-
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	183,838	-	-	-	-	183,838	-	183,838
Exercise of stock and restricted shares option plans	24	2,724	8,282	-	-	(50,107)	-	2,143	-	-	(36,958)	-	(36,958)
Reclassification of grant reserve - Natura Cosméticos		-	-	-	-	-	-	-	-	-	-	-	-
Dividend declared and not yet distributed		-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of hyperinflationary economy adjustment effect		-	-	(126,473)	-	(58,494)	-	(8,294)	-	193,261	-	-	-

BALANCES AS OF JUNE 30, 2022		12,484,407	(263,360)	9,894,936	362,059	262,639	(92,066)	865,072	(1,409,815)	2,127,238	24,231,110	18,388	24,249,498

BALANCES AS OF JANUARY 1, 2023		12,484,424	(262,360)	9,894,936	362,059	375,956	(92,066)	-	(1,994,555)	1,564,340	22,332,734	18,450	22,351,184

Loss for the periods		-	-	-	-	-	-	-	(1,384,278)	-	(1,384,278)	216	(1,384,062)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	220,818	220,818	-	220,818
Other comprehensive income		-	-	-	-	-	-	-	-	(648,631)	(648,631)	(2,329)	(650,960)
Total comprehensive income for the periods		-	-	-	-	-	-	-	(1,384,278)	(427,813)	(1,812,091)	(2,113)	(1,814,204)

Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	76,735	-	-	-	-	76,735	-	76,735
Exercise of stock and restricted shares option plans	24	91	65,852	-	-	(119,554)	-	-	120	-	(53,491)	-	(53,491)

BALANCES AS OF JUNE 30, 2023		12,484,515	(196,508)	9,894,936	362,059	333,137	(92,066)	-	(3,378,713)	1,136,527	20,543,887	16,337	20,560,224

*The accompanying notes are an integral part of the Interim Accounting Information.

7

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		January 1, 2023 to June 30, 2023	January 1, 2022 to June 30, 2022	January 1, 2023 to June 30, 2023	January 1, 2022 to June 30, 2022

CASH FLOW FROM OPERATING ACTIVITIES
Loss for the periods		(1,384,278)	(1,409,815)	(1,384,062)	(1,409,144)
Adjustments to reconciliate loss for the periods with net cash used in operating activities:
Depreciation and amortization	16, 17 and 18	1,497	388	1,191,334	1,137,444
Interest and exchange variation on short-term investments		(525)	(10,383)	(383,183)	(179,075)
Loss from swap and forward derivative contracts		-	5,266	764,408	559,000
Provision for tax, civil and labor risks		-	1,000	31,883	15,535
Monetary adjustment of judicial deposits		-	-	(13,303)	(17,247)
Monetary adjustment of provision for tax, civil and labor risks	22	38	48	37,164	23,495
Income tax and social contribution		25,879	-	181,394	198,026
Income from sale and write-off of property, plant and equipment and intagible	13, 16 and 17	-	-	38,250	22,058
Share of profits (losses) from subsidiaries	15	1,313,637	1,197,476	-	-
Interest and exchange rate variation on leases	18	53	12	79,493	108,898
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	-	-	98,399	(39,571)
Adjustment and exchange rate variation on other assets and liabilities		767	(358)	1,456	1,265
Provision for impairment	16, 17 and 18	-	-	11,142	-
Provision for stock option plans		(12,859)	144,156	23,153	144,156
Provision for losses with trade accounts receivables, net of reversals	8	-	-	317,838	315,088
Provision for inventory losses, net of reversals	9	-	-	251,475	201,828
Provision for carbon credits		-	-	(5,704)	(6,815)
Effect from hyperinflationary economy		-	-	178,241	179,442
		(55,791)	(72,210)	1,419,378	1,254,383

DECREASE (INCREASE) IN ASSETS
Trade accounts receivable and related parties		187	(7,654)	(495,441)	(192,092)
Inventories		-	-	(498,037)	(153,368)
Recoverable taxes		-	-	(7,342)	(9,807)
Other assets		39,740	(1,279)	37,601	31,991
Subtotal		39,927	(8,933)	(963,219)	(323,276)

INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		31,678	(55,508)	(412,436)	(902,975)
Payroll, profit sharing and social charges, net		(34,843)	(2,569)	(225,286)	(292,001)
Tax liabilities		1,178	113	(158,249)	(133,896)
Other liabilities		(7,950)	(6,872)	(228,065)	(178,938)
Subtotal		(9,937)	(64,836)	(1,024,036)	(1,507,810)

CASH USED IN OPERATING ACTIVITIES		(25,801)	(145,979)	(567,877)	(576,703)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(240)	(2,362)	(229,591)	(254,046)
Release of judicial deposits net of withdrawals		-	-	23,869	13,779
Payments related to tax, civil and labor lawsuits	22	-	-	(30,701)	(54,141)
Payments due to settlement of derivative transactions		-	(934)	(481,769)	(256,730)
Payment of interest on lease	18	(53)	(12)	(82,357)	(77,705)
Payment of interest on borrowings, financing and debentures	19	-	-	(471,237)	(362,663)
Operating Activities - discontinued operations		-	-	(115,917)	118,714
NET CASH USED IN OPERATING ACTIVITIES		(26,094)	(149,287)	(1,955,580)	(1,449,495)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible		(45)	33	(515,410)	(449,767)
Proceeds from sale of property, plant and equipment and intangible		-	-	13,977	3,707
Short-term acquisition		(23,700)	(169,300)	(4,760,114)	(4,753,022)
Redemption of short-term investments		42,063	288,137	5,389,216	5,446,657
Redemption of interest on short-term investments		2,482	-	76,245	59,888
Investment in subsidiary		(150,000)	-	-	-
Receipt of dividends from subsidiaries	32	150,000	153,656	-	-
Investing activities - discontinued operations		-	-	(108,061)	(73,316)
NET CASH GENERATED BY INVESTING ACTIVITIES		20,800	272,526	95,853	234,147

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18	(117)	(28)	(393,709)	(435,275)
Repayment of borrowings, financing and debentures – principal	19	-	-	(118,812)	(3,638,701)
New borrowings, financing, and debentures	19	-	-	654,920	4,727,033
Acquisition of treasury shares, net of receipt of option strike price	-	-	(120,300)	-	(120,300)
Payment of dividends and interest on equity	-	(16)	-	(16)	-
(Payment) receipt of funds due to settlement of derivative transactions	-	-	(4,332)	(39,391)	109,162
Capital Increase	-	91	2,724	91	2,724
Financing activities - discontinued operations	-	-	-	(121,221)	(91,453)
NET CASH (USED IN) GENERATED BY FINANCING ACTIVITIES		(42)	(121,936)	(18,138)	553,190

Effect of exchange rate variation on cash and cash equivalents		-	-	(42,790)	(301,273)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(5,336)	1,303	(1,920,655)	(963,431)

Opening balance of cash and cash equivalents		5,566	4,289	4,195,713	4,007,257
Closing balance of cash and cash equivalents		230	5,592	2,275,058	3,043,826

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(5,336)	1,303	(1,920,655)	(963,431)

*The accompanying notes are an integral part of the Interim Accounting Information.

8

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		January 1, 2023 to June 30, 2023	January 1, 2022 to June 30, 2022	January 1, 2023 to June 30, 2023	January 1, 2022 to June 30, 2022

INCOME		1,483	12,326	19,120,900	19,918,927
Sale of goods, products and services		-	-	19,070,214	19,932,741
Provision for doubtful accounts, net of reversals	8	-	-	45,865	22,576
Other operating expenses, net		1,483	12,326	4,821	(36,390)

GOODS ACQUIRED FROM THIRD PARTIES		(20,247)	(201,914)	(12,174,989)	(13,212,605)
Cost of products sold and services rendered		-	-	(6,086,400)	(6,895,769)
Materials, electricity, outsourced services and other		(20,247)	(201,914)	(6,088,589)	(6,316,836)

GROSS VALUE ADDED		(18,764)	(189,588)	6,945,911	6,706,322

RETENTIONS		(1,497)	(388)	(1,191,335)	(1,134,552)
Depreciation and amortization	16, 17 e 18	(1,497)	(388)	(1,191,335)	(1,134,552)

VALUE ADDED PRODUCED BY THE COMPANY		(20,261)	(189,976)	5,754,576	5,571,770

TRANSFERRED VALUE ADDED		(1,307,943)	(1,179,150)	2,860,289	3,272,317
Equity in subsidiaries	15	(1,313,637)	(1,197,476)	-	-
Financial income - including inflation adjustments and exchange rate variations	29	5,694	18,326	2,860,289	3,272,317

TOTAL VALUE ADDED TO DISTRIBUTE - DISCONTINUED OPERATIONS		(1,328,204)	(1,369,126)	8,614,865	8,844,087
TOTAL VALUE ADDED TO DISTRIBUTE - DISCONTINUED OPERATIONS		(9,412)	-	528,237	594,924
'TOTAL VALUE ADDED TO DISTRIBUTE		(1,337,616)	(1,369,126)	9,143,102	9,439,011

TOTAL DISTRIBUTION OF VALUE ADDED		(1,337,616)	(1,369,126)	9,143,102	9,439,011
DISTRIBUTION OF VALUE ADDED - DISCONTINUED OPERATIONS		(9,412)	-	528,237	594,924
DISTRIBUTION OF VALUE ADDED - DISCONTINUED OPERATIONS		(1,328,204)	(1,369,126)	8,614,865	8,844,087
Payroll and social charges	28	16,597	15,435	3,165,300	3,150,715
Payroll and social charges		10,013	14,327	2,394,569	2,354,141
Benefits		5,962	504	447,197	464,522
FGTS		622	604	323,534	332,052
Taxes, fees and contributions		27,075	-	2,854,831	2,964,834
Federal		27,075	-	1,824,871	(404,258)
State		-	-	318,159	3,368,588
Municipal		-	-	711,801	504
Third-part capital remuneration		2,990	25,254	3,759,226	4,082,003
Rentals		-	-	19,229	18,595
Others		2,990	25,254	3,739,997	4,063,408
Equity remuneration		(1,374,866)	(1,409,815)	(1,164,492)	(1,353,465)
Retained (losses) earnings		(1,374,866)	(1,409,815)	(1,164,708)	(1,354,136)
Minority holders' share in retained profit		-	-	216	671

*The accompanying notes are an integral part of the Interim Accounting Information.

9

10

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

1.	GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co”) was incorporated on January 21, 2019, with the purpose of holding interests in other companies, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products. Natura &Co is headquartered in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no 1188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are hereinafter referred to as the “Company”.

Brands managed by the Company include “Natura”, “Avon”, “The Body Shop” and “Aesop”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Natura, Avon and The Body Shop Consultant(s).

On March 31, 2023, the sale of the subsidiary Aesop was determined as highly probable, since the Company had received a binding agreement from L'Oreal, which was approved and signed on April 3, 2023. Further details of this transaction are included on note nº 36.

2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION

The Company’s interim accounting information, included in the Quarterly Information Form - ITR for the six-month period ended June 30, 2023, includes the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Committee (“CPC”) and equivalent to International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

The individual and consolidated interim accounting information shows all relevant information specific to the interim accounting information, and only these, which is consistent with that used by Management in its management.

The Company's individual and consolidated interim accounting information was approved by the Board of Directors and authorized for publication at a meeting held on August 10th, 2023.

The individual and consolidated interim accounting information was prepared based on historical cost, except for derivative instruments and short-term investments recognized that were measured at fair value, and assets and liabilities held for sale measured at lower of their carrying amount and the fair value net of selling expenses. The individual and consolidated interim accounting information are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, as well as the disclosure of amounts in other currencies, when necessary, also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

2.1	Reclassification of balances in the comparative period

Certain balances of the Statement of Value Added (DVA) for the six-month period ended June 30, 2022 have been presented in the said statement in a more granular manner to include additional details required in accordance with the requirements set forth in technical pronouncement CPC 09, Statement of Value Added (DVA).

These changes do not affect the equity and financial position, the statement of income for the period or any other information previously presented in the explanatory notes.

11

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of this individual and consolidated interim accounting information are consistent with those applied and disclosed in note 3 to the Company’s audited financial statements for the year ended December 31, 2022, issued on March 13, 2023, as well as those applied for the comparative six-month period ended June 30, 2022, except for the rules and changes effective as of January 1, 2023.

Among these amendments effective as of January 1, 2023, we highlight the amendments to CPC 23, Accounting Policies, Change in Estimates and Error Correction (IAS 8, Accounting Policies, Change in Estimates and Error Correction) and CPC 26 (R1), Presentation of Financial Statements (IAS 1, Presentation of Financial Statements, in addition to amendments to IFRS Practice Statement 2, Making Materiality Judgments, educational document issued by the IASB and not published by the CPC in Brazil), where the concepts of accounting estimates and applying materiality judgments to accounting policy disclosures to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies. In the preparation of individual and consolidated interim accounting information, these concepts were considered, however, there were no material effects on the nature and detail of the information presented.

The other amendments to the accounting standards, effective as of January 1, 2023, did not have any material impact on the Company's interim individual and consolidated accounting information.

This individual and consolidated interim accounting information should be read in conjunction with the Company’s individual and consolidated financial statements for the year ended December 31, 2022.

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are material for the interim accounting information, were presented in note 4 of the Company’s individual and consolidated financial statements for the year ended December 31, 2022.

The estimates and assumptions used in the preparation of the interim, individual and consolidated accounting information for the six-month period ended June 30, 2023, have not changed significantly related with the as of December 31, 2022.

5.	FINANCIAL RISK MANAGEMENT

The information regarding the general considerations and polices was presented in note 5.1 of the Company’s individual and consolidated financial statements for the year ended December 31, 2022, and there are no changes for the six-month period ended June 30, 2023.

The Company continues to monitor developments in the conflict between Russia and Ukraine to assess any possible future impacts that may arise because of the ongoing crisis, including the reduction in recoverable value of financial and non-financial assets, which the Company's Management assesses based on the best available information. At the date of this interim accounting information, the effects of the conflict on the equity and financial position and performance of operations were not material.

5.1	Market risks and hedge accounting

In order to hedge the current balance sheet positions of the Company against market risks, the following financial derivatives (hedging the variability of payments of financing liabilities arising from exchange rate and interest rate risks) and operating derivatives (hedging the exchange rate risk of operating cash flows, such as import and export operations) are used and consist of the balances in the following table, as of June 30, 2023, and December 31, 2022

12

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Description	Consolidated (Fair value, level 2)
	June 30, 2023	December 31, 2022
Financial derivatives	(1,139,517)	(785,733)
Operating derivatives	(49,170)	(11,144)
Total	(1,188,687)	(796,877)

Below are the changes in net derivatives balances for the six-month period ended June 30, 2023, and for the year ended December 31, 2022:

Consolidated
Balance as of December 31, 2021	516,637
Losses from swap and forward derivative contracts in the result of the year	(992,813)
Payment of funds due to settlement of derivative transactions operational activity	594,225
Receipt of funds due to settlements financing activity	(118,707)
Losses in cash flow hedge operations (other comprehensive income)	(790,479)
Other movements	(5,740)
Balance as of December 31, 2022	(796,877)
Losses from swap and forward derivative contracts in the result of the year	(764,408)
Payment of funds due to settlement of derivative transactions operational activity	481,769
Payment due to settlements financing activity	39,391
Losses in cash flow hedge operations (other comprehensive income)	(148,562)
Balance as of June 30, 2023	(1,188,687)

The Company designates certain financial and operating derivatives described above for hedge accounting in accordance with the Company's risk management policy. The fair value of derivatives designated for cash flow and fair value hedge accounting, as well as gains and losses for the six-month period ended June 30, 2023 are presented below.

	Consolidated
	Subject to hedging	Notional currency	Fair value	Accumulated gains (losses)	Gains (losses) for the six-month period
Currency swap – US$/R$	Currency	BRL	(1,186,810)	(861,573)	(96,288)
Forward and swap agreements (Natura Distribuidora México)			3,011	469	469
Forward and swap agreements (Avon)	Currency	BRL	(1,965)	(2,964)	(2,964)
Forward agreements (Natura Industria)	Currency	BRL	(38,382)	(38,382)	(45,553)
Forward agreements (The Body Shop)			416	(4,226)	(4,226)
Total			(1,223,730)	(906,676)	(148,562)

The movement in hedge reserves recorded in other comprehensive income is shown below:

Consolidated
Cash flow hedge balance on December 31, 2021	21,866
Change in fair value recognized in other comprehensive income	(790,479)
Tax effects on the fair value of the hedging instrument	270,035
Cash flow hedge balance on December 31, 2022	(498,578)
Change in fair value recognized in other comprehensive income	(148,562)
Tax effects on the fair value of the hedging instrument	49,439
Cash flow hedge balance on June 30, 2023	(597,701)

13

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.2	Fair value estimate

The Company’s financial assets and liabilities substantially encompass assets and liabilities classified as level 2 in the fair value estimate hierarchy, the assessment of which is based on techniques that use, other than the prices quoted in level 1, other information adopted by the market in a direct (as prices) or indirect (resulting from prices) manner. To measure the fair value, the carrying amount represents an amount that is reasonably near to the fair value, as described below:

(i)	the balances of cash and cash equivalents, trade accounts receivables, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments;

(ii)	the balances of the short-term investments measured at amortized cost approximate their fair values as a result of the transactions to be conducted at floating interest rates; and b) measured at fair value through profit or loss based on the rates agreed with the financial institutions considering the agreed rates among the parties, including market information that allows for such calculation;

(iii)	except for the real estate receivables certificates, which are measured at fair value due to the designation as fair value hedge accounting, the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and

(iv)	the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

The fair value of the investment in the Fundo Dynamo Beauty Ventures Ltda. (“DBV Fund”), classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund’s manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company’s investment. The Company’s valuation considers inputs not observable in the model, to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the fair value estimate reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would consider for these discounts when defining the investment price.

There was no transfer between measurement levels in the fair value hierarchy during the six-month period ended June 30, 2023, for these assets and liabilities. Additionally, there were no material effects in the quarter on the fair value of financial assets and liabilities as a result of the increase in price volatility in markets affected by the conflict between Russia and Ukraine, counterparty risk in financial assets or inactivity of markets considered in the valuation.

6.	CASH AND CASH EQUIVALENTS

	Parent		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Cash and banks	230	5,566	1,337,742	2,904,808
Certificate of bank deposits	-	-	116,458	46,864
Repurchase operations (a)	-	-	820,858	1,244,041
	230	5,566	2,275,058	4,195,713

14

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

(a)	As of June 30, 2023, repurchase operations are remunerated at an average rate of 100.0 % of CDI (100.0% of the CDI as of December 31, 2022).

7.	SHORT-TERM INVESTMENTS

	Parent		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Exclusive Investment fund (a)	3,944	24,264	-	-
Mutual investment funds (b)	-	-	854,991	1,228,093
Treasury bills (c)	-	-	251,761	539,450
Government securities (LFT) (d)	-	-	56,953	31,415
Dynamo Beauty Ventures Ltd, Fund	-	-	32,563	35,235
Restricted cash	-	-	16,724	1,481
	3,944	24,264	1,212,992	1,835,674

Current	3,944	24,264	1,180,429	1,800,439
Non-current	-	-	32,563	35,235

15

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

(a)	The Company concentrate most of its investments in an Exclusive Investment Fund, which holds interest in shares of the Essential Investment Fund.

The values of the shares held by the Company are presented under the item “Exclusive Investment Fund” at the Parent Company. The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for the quotas of the Instituto Natura, and the amounts of its portfolio were segregated by type of investment and classified as cash and short-term investments, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the exclusive investment fund balance, as well as the positions of the other subsidiaries are presented according to the financial component.

The balance as of June 30, 2023, related to the “Crer para Ver” line within the exclusive investment fund is R$ 84,953 (R$91,340 as of December 31, 2022).

(b)	Mutual investment funds refer to the investments of some subsidiaries of the Company’s located mainly in Argentina, Chile, Colombia, and Mexico.

(c)	As of June 30, 2023, investments in treasury bills are remunerated at an average rate of 110.74% of the CDI (109.69% as of December 31, 2022).

(d)	As of June 30, 2023, investments in Government securities (LFT) are remunerated at an average rate of 106.17% of the CDI (100.02% of the CDI as of December 31, 2022).

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on June 30, 2023 and December 31, 2022 is as follows:

	Consolidated
	June 30, 2023	December 31, 2022
Certificate of bank deposits	285	2,012
Repurchase operations (cash and cash equivalents)	477,484	937,645
Treasury bills	251,761	539,451
Government securities (LFT)	59,067	46,070
	788,597	1,525,178

These amounts are consolidated with the other investments of the same nature of the Company in the consolidated.

16

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

8.	TRADE ACCOUNTS RECEIVABLE

	Consolidated
	June 30, 2023	December 31, 2022
Trade accounts receivable	3,836,269	3,933,550
(-) Allowance for expected credit losses	(383,625)	(431,151)
	3,452,644	3,502,399

Maximum exposure to credit risk on the date of the interim financial statements is the carrying amount of each maturity date range, net of the allowance for expected credit losses. The following table shows trade accounts receivable by exposure to the allowance for expected credit losses as of June 30, 2023 and December 31, 2022:

	Consolidated
	June 30, 2023		December 31, 2022
	Trade accounts receivable	Allowance for expected credit losses	Trade accounts receivable	Allowance for expected credit losses
Current	2,899,607	(99,517)	2,814,843	(94,148)
Past due:
Up to 31 days	466,453	(46,894)	621,711	(59,764)
From 31 to 60 days	122,286	(44,283)	142,507	(53,609)
From 61 to 90 days	81,364	(40,061)	106,124	(48,851)
From 91 to 180 days	266,559	(152,870)	248,365	(174,779)
	3,836,269	(383,625)	3,933,550	(431,151)

The changes in the allowance for expected credit losses for the six-month period ended June 30, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	(453,981)
Additions, net of reversals	(314,250)
Write-offs (a)	311,613
Translation adjustment	26,051
Balance as of June 30, 2022	(430,567)

Balance as of December 31, 2022	(431,151)
Transfer to non-current assets held for sale	1,661
Additions, net of reversals	(317,838)
Write-offs (a)	354,448
Translation adjustment	9,255
Balance as of June 30, 2023	(383,625)

a)	Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade accounts receivable and sale of customer portfolios.

17

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

9.	INVENTORIES

	Consolidated
	June 30, 2023	December 31, 2022
Finished products	3,442,137	3,634,068
Raw materials and packaging	1,087,063	1,159,507
Auxiliary materials	183,354	146,409
Products in progress	50,702	68,849
(-) Allowance for inventory losses	(555,889)	(491,959)
	4,207,367	4,516,874

The changes in the allowance for inventory losses for the six-month period ended June 30, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	(615,945)
Additions, net of reversals (a)	(201,828)
Write-offs (b)	149,164
Translation adjustment	52,360
Balance as of June 30, 2022	(616,249)

Balance as of December 31, 2022	(491,959)
Transfer to non-current assets held for sale	4,400
Additions, net of reversals (a)	(251,475)
Write-offs (b)	159,102
Translation adjustment	24,043
Balance as of June 30, 2023	(555,889)

a)	This refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.
b)	This consists of write-offs of products for which there is already an allowance for losses, where the Company has no expectation of sales/realization.

18

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

10.	RECOVERABLE TAXES

	Consolidated
	June 30, 2023	December 31, 2022
ICMS on purchase of goods (a)	677,148	704,018
Taxes on purchase of goods – foreign subsidiaries	217,722	245,955
ICMS on purchases of property, plant and equipment and purchase of goods	13,844	14,365
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	870,814	950,307
Withholding PIS, COFINS and CSLL	1,671	1,671
Tax on Manufactured Goods - IPI (c)	162,643	152,686
Other	240,371	199,276
	2,184,213	2,268,278

Current	1,275,200	911,410
Non-current	909,013	1,356,868

a)	Tax credits related to the tax on the circulation of goods, interstate and inter-municipal transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average of sales. The Company expects to realize these credits during the ordinary course of business through offsetting with sales operations in the domestic market.

b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in the production and from purchase of property, plant and equipment, as well as credits arising out of the exclusion of ICMS from the calculation basis of the PIS/COFINS. The realization of these credits normally occurs through offsetting with sales operations in the domestic market,

c)	The balance will be used to offset IPI (Taxes over industrialized products) payable in future operations of the Company.

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the Company for the six-month period ended June 30, 2023 was 18.45% negative. This percentage is based on a loss before tax of R$ 983,098 and an income tax expense of R$ 181,394. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are the different incomes by country, tax losses from certain jurisdictions that cannot benefit from the deferred income tax asset and differences in nominal income tax rates of subsidiaries abroad, in addition to important permanent tax benefits, such as investment subsidies and other incentives.

19

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The effective rate calculated by the Company for the six-month period ended June 30, 2022, was negative in 17.14%, This percentage is based on a loss before tax of R$1,155,439, and an income tax credit of R$198,026. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are the tax losses from certain jurisdictions that cannot benefit from the recording of deferred income tax assets, permanent effects related to withholding income tax arising from transactions between group companies that cannot benefit partially offset by favorable net permanent items, including but not limited to investment subsidies and other incentives.

Changes in deferred income tax and social contribution asset and liability for the six-month period ended June 30, 2023 and 2022, are as follows:

	Parent	Consolidated
	Assets	Assets	Liabilities
Balance as of December 31, 2021	-	2,954,074	(994,041)
Effect on income statement	-	323,230	(51,345)
Reserve for grant of options and restricted shares	-	5,778	-
Other comprehensive income impact	-	223,746	-
Translation adjustment	-	(166,342)	138,497
Balance as of June 30, 2022	-	3,340,486	(906,889)

Balance as of December 31, 2022	150,167	3,519,515	(934,414)
Effect on income statement	(56,998)	105,132	7,549
Transfer between deferred income tax and social contribution liabilities and assets	-	24,517	(24,517)
Creation of tax credits on a universal basis	-	20,212	-
Transfer to assets held for sale	-	(155,308)	24,933
Reserve for grant of options and restricted shares	-	(60,915)	3,419
Other comprehensive income impact	-	49,439	-
Translation adjustment	-	(103,623)	24,623
Balance as of June 30, 2023	93,169	3,398,969	(898,407)

Management monitors the performance of all its entities and assesses whether the deferred income tax asset can be realized from four sources of use: potential for offsetting tax losses, reversal of taxable temporary differences, tax planning opportunities (which may include corporate changes) and projection of future taxable income. The Company has no record of deferred income tax assets that cannot be supported by one or more of these sources of realization.

20

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

12.	JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company as of June 30, 2023 and December 31, 2022 are as follows:

	Consolidated
	June 30, 2023	December 31, 2022
Unaccrued tax proceedings(a)	257,867	274,273
Accrued tax proceedings (b)	113,991	150,929
Unaccrued civil proceedings	5,084	5,783
Accrued civil proceedings	1,237	1,470
Unaccrued labor proceedings	9,146	11,014
Accrued labor proceedings	10,576	14,081
Total judicial deposits	397,901	457,550

a)	The tax proceedings related to these judicial deposits refer, substantially, to ICMS-ST.
b)	The tax proceedings related to these judicial deposits refer, substantially, to the sum of the amounts highlighted in Note 22, and the amounts provisioned according to Note 21.

Changes in judicial deposits balances for the six-month period ended June 30, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	585,284
New deposits	10,739
Redemptions	(19,863)
Inflation adjustment and interests	17,247
Payments / write-offs for expenses	(4,656)
Translation adjustment	97
Balance as of June 30, 2022	588,849

Balance as of December 31, 2022	457,550
New deposits	8,590
Redemptions	(32,459)
Inflation adjustment and interests	13,303
Payments / write-offs for expenses	(48,570)
Translation adjustment	(513)
Balance as of June 30, 2023	397,901

In addition to judicial deposits, the Company has contracted insurance policies and guarantee letters for certain lawsuits.

21

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

13.	NON-CURRENT ASSETS HELD FOR SALE

The changes in the balance for the six-month period ended June 30, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	52,921
Transfer from property, plant and equipment	(8,404)
Translation adjustment	899
Balance as of June 30, 2022	45,416

Balance as of December 31, 2022	51
Transfers of assets held for sale(a)	2,508,819
Transfers of fixed assets, other assets and liabilities(b)	271,892
Impairment(b)	(42,218)
Translation adjustment	(11,972)
Balance as of June 30, 2023	2,726,572

a)	On June 30, 2023, the sale of the subsidiary Aesop was determined as highly probable, since the Company had received a binding agreement from L'Oreal, which was approved and signed on April 3, 2023. Further details of this transaction are included on note nº 36.

b)	On June 30, 2023, these transfers include properties of the subsidiary Avon, located in the United States and Chile. The impairment refers to the difference between the market value and the book value of these properties

22

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	Parent		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Marketing and advertising advances	-	-	70,313	43,509
Supplier advances	5,087	1,357	266,251	290,205
Employee advances	3	-	26,324	20,267
Rent advances and guarantee deposi(a)	-	-	84,570	160,437
Advance insurance expenses	5,092	11,456	107,807	124,293
Overfunded pension plan (b)	-	-	681,230	694,527
Customs broker advances - Import taxes	-	-	29,421	38,398
Sublease receivables (c)	-	-	211,548	262,108
Carbon credits	-	-	15,221	14,297
Receivables from service providers (d)	-	-	101,743	110,214
Other	49	749	217,012	257,566
	10,231	13,562	1,811,440	2,015,821

Current	10,231	13,562	691,624	763,384
Non-current	-	-	1,119,816	1,252,437

a)	Mainly related to: (i) advances for lease agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions of IFRS 16 / CPC 06(R2); and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the landlord at the end of the lease agreements. The balances on June 30, 2023 do not include the deposits of the indirect subsidiary Aesop that were classified as assets held for sale according to note 36.

b)	Pension plan arising from the acquisition of subsidiary Avon.

c)	Refers to the sublease receivable from the New York office owned by the subsidiary Avon.

d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

23

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

15.	INVESTMENTS

	Parent
	June 30, 2023	December 31, 2022
Investments in subsidiaries, net of losses	20,509,415	22,215,420

Information and changes in the balances for the six-month period ended June 30, 2023 and 2022 are as follows:

	June 30, 2023
	Natura Cosméticos S.A. (a)	Avon Products, Inc.	Natura &Co International S.à.r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	5,702,728	(6,777,098)	5,567,385	4,493,015
Shareholders’ equity interest (unsecured liabilities)	5,702,728	(6,777,098)	5,567,385	4,493,015
Fair value adjustment of acquired assets and liabilities	-	3,635,624	-	3,635,624
Tax benefit from income tax of subsidiaries (b)	-	357,327	-	357,327
Goodwill	-	12,023,449	-	12,023,449
Total	5,702,728	9,239,302	5,567,385	20,509,415
Net income (loss) for the period of subsidiaries	15,707	(1,379,747)	50,403	(1,313,637)

Balances as of December 31, 2022	5,992,009	10,500,599	5,722,812	22,215,420
Share of profit (loss) of equity investees	15,707	(1,379,747)	50,403	(1,313,637)
Translation adjustment	(317,897)	124,223	(355,833)	(549,507)
Capital increase	-	-	150,000	150,000
Distribution of dividends	(150,000)	-	-	(150,000)
Effect of hyperinflationary economy adjustment	251,388	(30,570)	-	220,818
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	7,909	28,103	-	36,012
Hedge accounting net of tax effects	(95,817)	(3,306)	-	(99,123)
Other impacts	(571)	-	3	(568)
Balance as of June 30, 2023	5,702,728	9,239,302	5,567,385	20,509,415

a)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of the indirect a) The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of the indirect subsidiaries The Body Shop R$ 1,691,567 (R$1,663,545 as of June 30, 2022) and Aesop (R$ 128,087 as of June 30, 2022), according to note 17.

b)	Refers to a tax benefit provided for in the United Kingdom where entities with taxable income can use credits from companies with tax losses if they are part of the same economic group and are in the same jurisdiction. This credit originated in the business combination of Avon and is expected to be realized from the operations in the United Kingdom.

24

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	June 30, 2022
	Natura Cosméticos S.,A.(a)	Avon Products, Inc.	Natura &Co International S.à.r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	5,863,107	(4,884,787)	5,809,203	6,787,523
Shareholders’ equity interest (unsecured liabilities)	5,863,107	(4,884,787)	5,809,203	6,787,523
Fair value adjustment of acquired assets and liabilities	-	4,269,499	-	4,269,499
Tax benefit from income tax of subsidiaries (b)	-	393,005	-	393,005
Goodwill	-	12,766,121	-	12,766,121
Total	5,863,107	12,543,838	5,809,203	24,216,148
Net income (loss) for the period of subsidiaries	(139,832)	(1,090,599)	32,955	(1,197,476)

Balances as of December 31, 2021	7,816,896	14,034,994	6,429,288	28,281,178
Share of profit (loss) of equity investees	(139,832)	(1,090,599)	32,955	(1,197,476)
Translation adjustment	(1,505,164)	(322,455)	(658,360)	(2,485,979)
Effect of hyperinflationary economy adjustment	77,541	(92,141)	-	(14,600)
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	49,540	14,221	-	63,761
Hedge accounting net of tax effects	(435,875)	(182)	5,322	(430,735)
Other impacts	1	-	(2)	(1)
Balance as of June 30, 2022	5,863,107	12,543,838	5,809,203	24,216,148

25

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16.

PROPERTY, PLANT AND EQUIPMENT
	Consolidated
	Useful life range (in years)	December 31, 2022	Additions	Write-offs	Transfers	Transfer to asset held for sale	Translation adjustment	June 30, 2023
Cost:
Vehicles	2 to 5	74,362	1,911	(3,100)	7,743	76	(9,968)	71,024
Tooling	3	204,177	-	-	5,967	-	80	210,224
Tools and accessories	3 to 20	175,452	4,961	-	4,406	-	(95)	184,724
Facilities	3 to 60	307,448	2,035	(832)	6,673	(166)	(1,241)	313,917
Machinery and accessories	3 to 15	2,272,136	3,043	(15,897)	121,120	(25,065)	(41,893)	2,313,444
Leasehold improvements	2 to 20	1,128,086	11,775	(52,399)	8,141	(580,932)	(29,819)	484,852
Buildings	14 to 60	1,916,939	10,960	(7,620)	(4,275)	(507,665)	(49,219)	1,359,120
Furniture and fixtures	2 to 25	674,062	16,805	(60,906)	5,538	(93,440)	(32,064)	509,995
Land	-	645,657	471	-	-	(19,216)	(19,349)	607,563
IT equipment	3 to 15	627,770	2,346	(40,175)	13,200	(52,223)	(22,342)	528,576
Other assets	-	26,230	-	-	-	-	(996)	25,234
Projects in progress	-	580,627	164,855	(22,582)	(184,227)	(38,819)	(18,305)	481,549
Total cost		8,632,946	219,162	(203,511)	(15,714)	(1,317,450)	(225,211)	7,090,222

Depreciation value:
Vehicles		(38,070)	(2,097)	2,047	-	(24)	2,860	(35,284)
Tooling		(179,485)	(4,301)	-	-	-	(55)	(183,841)
Tools and accessories		(135,440)	(10,622)	-	-	-	(486)	(146,548)
Facilities		(201,307)	(6,409)	826	-	166	(3,476)	(210,200)
Machinery and accessories		(1,118,339)	(124,224)	14,544	-	17,185	51,590	(1,159,244)
Leasehold improvements		(626,431)	(38,132)	50,282	-	355,858	26,683	(231,740)
Buildings		(455,402)	(77,986)	7,595	20	255,063	22,702	(248,008)
Furniture and fixtures		(408,832)	(41,838)	60,497	-	62,651	24,032	(303,490)
IT equipment		(475,668)	(31,754)	37,394	(429)	31,284	18,362	(420,811)
Other assets		(27,822)	(292)	-	-	-	603	(27,511)
Total depreciation		(3,666,796)	(337,655)	173,185	(409)	722,183	142,815	(2,966,677)
Net total		4,966,150	(118,493)	(30,326)	(16,123)	(595,267)	(82,396)	4,123,545

26

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2021	Additions	Write-offs	Transfers	Translation adjustment	June 30, 2022
Cost:
Vehicles	2 to 5	38,902	1	(6,281)	13	(5,662)	26,973
Tooling	3	191,840	-	-	1,066	(138)	192,768
Tools and accessories	3 to 20	110,998	9,938	(333)	23,176	(23,091)	120,688
Facilities	3 to 60	303,452	44	(2,106)	2,909	(5,099)	299,200
Machinery and accessories	3 to 15	1,959,943	8,749	(35,773)	55,895	(129,520)	1,859,294
Leasehold improvements	2 to 20	1,128,504	14,611	(29,066)	21,194	(100,940)	1,034,303
Buildings	14 to 60	1,982,245	4,893	(334)	(7,455)	(83,876)	1,895,473
Furniture and fixtures	2 to 25	660,126	32,034	(31,419)	15,643	(59,143)	617,241
Land	-	628,373	-	-	9,607	(43,576)	594,404
IT equipment	3 to 15	634,580	11,409	(57,303)	(53,475)	(63,495)	471,716
Other assets	-	31,636	-	(81)	-	6,944	38,499
Projects in progress	-	561,488	244,432	(3,444)	(199,035)	(47,764)	555,677
Total cost		8,232,087	326,111	(166,140)	(130,462)	(555,360)	7,706,236

Depreciation value:
Vehicles		(9,457)	(5,745)	5,548	(32)	5,539	(4,147)
Tooling		(174,164)	(3,711)	0	-	94	(177,781)
Tools and accessories		(65,740)	(12,655)	19	(20,933)	20,939	(78,370)
Facilities		(183,420)	(7,768)	1,748	-	(191)	(189,631)
Machinery and accessories		(728,408)	(88,274)	30,893	(2,221)	76,621	(711,389)
Leasehold improvements		(602,622)	(66,289)	26,268	90	55,325	(587,228)
Buildings		(298,327)	(44,458)	186	11,213	51,116	(280,270)
Furniture and fixtures		(369,610)	(44,517)	26,991	1,874	31,232	(354,030)
IT equipment		(392,095)	(42,536)	58,236	60,875	48,966	(266,554)
Other assets		(30,836)	(1,125)	88	-	826	(31,047)
Total depreciation		(2,854,679)	(317,078)	149,977	50,866	290,467	(2,680,447)
Net total		5,377,408	9,033	(16,163)	(79,596)	(264,893)	5,025,789

27

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

17. INTANGIBLE ASSETS
	Consolidated
	Useful life range (in years)	December 31, 2022	Additions	Write-offs	Transfers	Transfer to asset held for sale	Translation adjustment	June 30, 2023
Cost:
Software	2.5 to 10	2,949,813	56,211	(43,500)	150,463	(96,956)	(113,445)	2,902,586
Trademarks and patents (defined useful life)	20 to 25	813,204	-	-	-	(139,869)	(51,132)	622,203
Trademarks and patents (indefinite useful life)	-	4,818,030	-	-	-	-	41,083	4,859,113
Goodwill Avon	-	12,307,865	-	-	-	-	(284,415)	12,023,450
Goodwill Emeis Brazil Pty Ltd.	-	124,315	-	-	-	(124,315)	-	-
Goodwill The Body Shop	-	1,645,527	-	-	-	-	46,040	1,691,567
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Goodwill acquisition of Singu stores	-	-	52,049	-	-	-	-	52,049
Relationship with retail clients	10	2,583	-	-	-	(2,255)	(10)	318
Key money (indefinite useful life)	-	22,313	-	-	-	-	(842)	21,471
Key money (defined useful life)	3 to 18	7,828	383	(1,743)	(378)	-	811	6,901
Relationship with franchisees and sub franchisees and sales representatives	14 to 15	2,676,563	-	(13,844)	372	-	(120,519)	2,542,572
Technology developed (by acquired subsidiary)	-	1,457,039	-	-	-	-	(111,281)	1,345,758
Other intangible assets and intangible under development	-	133,403	104,774	(5,563)	(134,764)	(9,797)	(2,956)	85,097
Total cost		26,959,939	213,417	(64,650)	15,693	(373,192)	(596,666)	26,154,541

Accumulated amortization:
Software		(1,720,169)	(217,365)	41,944	430	75,818	101,047	(1,718,295)
Trademarks and patents		(169,620)	(16,199)	-	-	55,095	8,343	(122,381)
Relationship with retail clients		(10,103)	-	1,743	-	-	(1,220)	(9,580)
Key money		(2,968)	-	-	-	2,255	10	(703)
Relationship with franchisees and sub franchisees		(918,994)	(133,986)	14,892	-	-	37,361	(1,000,727)
Technology developed		(874,225)	(141,663)	-	-	-	73,856	(942,032)
Other intangible assets		(2,890)	(2,443)	2,175	-	9,797	(10,017)	(3,378)
Total accrued amortization		(3,698,969)	(511,656)	60,754	430	142,965	209,380	(3,797,096)
Net total		23,260,970	(298,239)	(3,896)	16,123	(230,227)	(387,286)	22,357,445

28

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2021	Additions	Write-offs	Transfers	Translation adjustment	June 30, 2022
Cost:
Software	2.5 to 10	2,492,616	54,355	(31,324)	348,471	(227,501)	2,636,617
Trademarks and patents (defined useful life)	20 to 25	889,834	-	-	-	(112,984)	776,850
Trademarks and patents (indefinite useful life)	-	5,888,623	-	-	-	(979,558)	4,909,065
Goodwill Avon	-	13,381,191	-	-	-	(553,555)	12,827,636
Goodwill Emeis Brazil Pty Ltd.	-	143,180	-	-	-	(15,093)	128,087
Goodwill The Body Shop	-	2,063,672	-	-	-	(400,127)	1,663,545
Goodwill acquisition of The Body Shop stores	-	1,456	-	(891)	-	-	565
Relationship with retail clients	10	2,880	-	-	-	(271)	2,609
Key money (indefinite useful life)	-	24,985	-	-	-	(2,402)	22,583
Key money (defined useful life)	3 to 18	14,363	-	(5,596)	-	(1,853)	6,914
Relationship with franchisees and sub franchisees and sales representatives	14 to 15	2,990,558	-	-	-	(223,826)	2,766,732
Technology developed (by acquired subsidiary)	-	1,580,808	-	-	-	(209,271)	1,371,537
Other intangible assets and intangible under development	-	277,776	83,065	(1)	(202,128)	(13,654)	145,058
Total cost		29,751,942	137,420	(37,812)	146,343	(2,740,095)	27,257,798

Accumulated amortization:
Software		(1,369,767)	(205,392)	30,779	(58,295)	168,647	(1,434,028)
Trademarks and patents		(143,186)	(18,774)	-	-	22,033	(139,927)
Key money		(16,517)	-	5,486	-	1,973	(9,058)
Relationship with retail clients		(3,218)	(43)	-	-	537	(2,724)
Relationship with franchisees and sub franchisees		(729,049)	(139,037)	-	-	62,843	(805,243)
Technology developed		(632,326)	(139,018)	-	-	85,574	(685,770)
Other intangible assets		(296)	(753)	-	(48)	(673)	(1,770)
Total accrued amortization		(2,894,359)	(503,017)	36,265	(58,343)	340,934	(3,078,520)
Net total		26,857,583	(365,597)	(1,547)	88,000	(2,399,161)	24,179,278

29

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

18.	RIGHT-OF-USE AND LEASE LIABILITIES

a)  Right-of-use

	Consolidated
	Useful life in Years (a)	December 31, 2022	Additions	Write-offs	Transfer to asset held for sale (b)	Translation adjustment	June 30, 2023
Cost:
Vehicles	3	164,661	36,421	(84,269)	-	(16,184)	100,629
Machinery and equipment	3 to 10	31,216	6,481	(674)	-	(7,464)	29,559
Buildings	3 to 10	1,570,088	136,117	(100,741)	-	(81,044)	1,524,420
IT equipment	10	29,052	2,148	(4,433)	-	(5,823)	20,944
Retail stores	3 to 10	3,361,432	168,180	(208,244)	(1,388,973)	(100,642)	1,831,753
Software	3 to 4	13,527	5,566	-	-	(43)	19,050
Tools and accessories	3	498	14	-	-	(5)	507
Total cost		5,170,474	354,927	(398,361)	(1,388,973)	(211,205)	3,526,862

Depreciation value:
Vehicles		(105,457)	(20,269)	82,536	-	15,521	(27,669)
Machinery and equipment		(13,787)	(4,808)	674	-	6,904	(11,017)
Buildings		(556,655)	(124,194)	50,537	-	22,217	(608,095)
IT equipment		(23,957)	(2,765)	4,433	-	5,298	(16,991)
Retail stores		(1,525,308)	(187,207)	208,244	563,908	65,903	(874,460)
Software		(3,121)	(2,692)	-	-	(15)	(5,828)
Tools and accessories		(302)	(88)	-	-	204	(186)
Total accrued depreciation		(2,228,587)	(342,023)	346,424	563,908	116,032	(1,544,246)
Net total		2,941,887	12,904	(51,937)	(825,065)	(95,173)	1,982,616

30

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life in Years (a)	December 31, 2021	Additions	Write-offs	Translation adjustment	June 30, 2022
Cost:
Vehicles	3	168,062	15,382	(18,140)	(7,339)	157,965
Machinery and equipment	3 to 10	33,629	4,414	(7,179)	(4,424)	26,440
Buildings	3 to 10	1,543,018	182,634	(72,711)	(60,990)	1,591,951
IT equipment	10	31,803	575	(1,714)	(494)	30,170
Retail stores	3 to 10	3,417,595	407,682	(189,309)	(366,075)	3,269,893
Tools and accessories	3	1,053	-	(384)	(146)	523
Total cost		5,195,160	610,687	(289,437)	(439,468)	5,076,942

Depreciation value:
Vehicles		(91,509)	(21,360)	17,188	5,518	(90,163)
Machinery and equipment		(17,133)	(4,658)	7,179	2,151	(12,461)
Buildings		(507,045)	(135,667)	66,314	32,604	(543,794)
IT equipment		(24,410)	(3,452)	1,712	2,432	(23,718)
Retail stores		(1,458,512)	(293,566)	186,580	185,984	(1,379,514)
Tools and accessories		(582)	(130)	384	76	(252)
Total accrued depreciation		(2,099,191)	(458,833)	279,357	228,765	(2,049,902)
Net total		3,095,969	151,854	(10,080)	(210,703)	3,027,040

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.
b)	Refers to key money related to store rentals. This amount is transferred from “right of use” to "intangible assets” when a new commercial agreement with the lessor is not yet signed.
c)	Retail stores write-offs are associated with the transformation plan of the subsidiary The Body Shop, as mentioned in Note 28.

31

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	June 30, 2023	June 30, 2022
Amounts recognized in the statement of income for the six-month period ended June 30, 2023 and 2022:
Financial expense on lease	79,493	81,226
Amortization of right of use	342,023	411,816
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	5,158	16,068
Sublease revenue	(10,817)	(24,467)
Short-term lease expenses and low-value assets	19,299	34,770
Benefits granted by lessor related to Covid-19	(494)	(5,735)
Other lease-related expenses	2,832	1,633
Total	437,494	515,311

Amounts recognized in the financing activities in the cash flow statement:
Lease payments (principal)	393,709	473,231
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (interest)	82,357	77,705
Variable lease payments, not included in the measurement of lease liabilities	8,413	3,447
Short-term and low-value assets lease payments	15,543	26,821
Other lease-related payments	19,018	8,915
Total	519,040	590,119

b)  Lease liability

	Consolidated
	June 30, 2023	December 31, 2022
Current	607,555	878,448
Non-current	1,539,135	2,392,289
Total	2,146,690	3,270,737

Below are the changes in lease liability balances for the six-month period ended June 30, 2023 and 2022:

32

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Consolidated
Balance as of December 31, 2021	3,547,862
New contracts and modifications	638,390
Payments (principal)	(526,728)
Payments (interest)	(77,705)
Appropriation of financial charges	95,056
Write-offs (a)	(1,176)
Translation adjustment	(333,772)
Balance as of June 30, 2022	3,341,927

Balance as of December 31, 2022	3,270,737
Transfer to asset held for sale	(891,098)
New agreements and modifications	307,849
Payments (principal)	(393,709)
Payments (interest)	(82,357)
Appropriation of financial charges	79,493
Write-offs (a)	(33,932)
Translation adjustment	(110,293)
Balance as of June 30, 2023	2,146,690

a)	Mainly related to termination of agreements related to lease of stores.

The amount of lease liability payments, including interest payments due to maturity, is as follows:

	Consolidated
	June 30, 2023	December 31, 2022
Less than a year	787,182	1,070,253
One to five years	1,426,488	2,019,723
More than five years	403,142	856,402
Total expected cash flow	2,616,812	3,946,378
Interest to be incurred	(470,122)	(675,641)
Total balance	2,146,690	3,270,737

33

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

19.	BORROWING, FINANCING AND DEBENTURES

	Ref,	Consolidated
		June 30, 2023	December 31, 2022
Local currency:
Financing Agency for Studies and Projects FINEP		2,430	16,979
Debentures	A	2,008,103	1,913,204
Commercial Notes	B	519,276	519,044
Working capital – Avon		76,205	113,664
Working Capital - Natura &Co Luxembourg	C	1,806,373	1,304,425
Notes – Avon (1)	D	1,287,621	1,421,272
Notes – Luxembourg	E	2,893,999	3,130,732
Working Capital		16,082	-
Total in local currency		8,610,089	8,419,320

Foreign currency:
Representative debt securities (“Notes”)	F	4,778,711	5,172,966
Total in foreign currency		4,778,711	5,172,966
Grand total		13,388,800	13,592,286

Current		362,680	331,151
Non-current		13,026,120	13,261,135

Debentures
Current		156,651	77,601
Non-current		1,851,452	1,835,603

(1)	Balances recognized at fair value in the business combination with subsidiary Avon and subsequently measured at amortized cost.

34

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Brazillian Real	July 2027 to September 2032	CDI + 1.65%; CDI + 0.8%; IPCA + 6.8% and IPCA + 6.9% with bi-annual payments	CDI+1.65%, CDI+0.8%, CDI+1.34% e CDI+1.60%	Guarantee of Natura &Co Holding S.A.
B	Brazilian Real	September 2025	CDI interest + 1.55% with bi-annual payments	CDI+1.55%	Guarantee of Natura &Co Holding S.A.
C	US Dollar	November 2025	SOFR + 2.47% p.a. with bi-annual payments	SOFR + 2.47%% p.a.	Guarantee of Natura &Co Holding S.A. and Natura Cosméticos S.A.
D	US Dollar	March 2023 and March 2043	Interest of 6.45% p.a. and 8.45% p.a. with bi-annual payments	Interest of 6.45% p.a. and 8.45% p.a.	None
E	US Dollar	April 2029	Interest of 6.00% p.a. with bi-annual payments	6.125% p.a.	Guarantee of Natura &Co Holding S.A. and Natura Cosméticos S.A.
F	US Dollar	May 2028	Interest of 4.125% (with real cost equivalent to the CDI + 3.33% p.a. Considering the derivate contracted to hedge the variation of the associated cash flows) with bi-annual payments	CDI + 3.33%	Guarantee of Natura &Co Holding S.A.

Changes in the balances of borrowing, financing and debentures for the six-month period ended June 30, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	12,716,832
New borrowing and financing	4,727,033
Repayment	(3,638,701)
Appropriation of financial charges and funding costs	335,638
Financial charges payment	(362,663)
Exchange rate variation	(375,209)
Translation adjustment	(363,393)
Balance as of June 30, 2022	13,039,537

Balance as of December 31, 2022	13,592,286
New borrowing and financing (a)	654,920
Repayment	(118,812)
Appropriation of financial charges and funding costs	494,549
Financial charges payment	(471,237)
Exchange rate variation	(396,150)
Translation adjustment	(366,756)
Balance as of June 30, 2023	13,388,800

35

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)	The movement that occurred in 2023 is mainly due to the revolving credit line obtained by the subsidiary Natura &Co Luxembourg in the amount of US$125 million during the second quarter of 2023.

The maturities of non-current portion of borrowing, financing and debentures liabilities are as follows:

	Consolidated
	June 30, 2023	December 31, 2022
2025	2,091,794	-
2026	1,196,844	1,763,902
2027 onwards	9,737,482	11,497,233
Total	13,026,120	13,261,135

19.1	Covenants

As of June 30, 2023 and December 31, 2022, the Company and its subsidiaries no longer has the obligation to calculate and disclose restrictive clauses (covenants), which establish the maintenance of minimum financial indicators resulting from the quotient of dividing the net debt of treasury by the EBITDA of the last 12 months, based on the maturity and early settlement of the 9th and 10th series of debentures in December 2022.

The Company also has covenants related to non-financial indicators according to each Contract. The Company is in compliance with such covenants as of June 30, 2023 and December 31, 2022.

20.    TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS

	Parent		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Domestic trade accounts payable	11,290	3,402	4,375,780	4,644,534
Foreign trade accounts payable (a)	2,029	3,049	692,035	877,496
Subtotal	13,319	6,451	5,067,815	5,522,030
Reverse factoring operations (b)	-	-	581,077	853,900
Total	13,319	6,451	5,648,892	6,375,930

a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.
b)

The Company has contracts signed with first class financial institutions, mainly Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers. For more details on these transactions, please refer to note 3.15 of the annual financial statements for the year ended December 31, 2022.

36

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

21.    TAX LIABILITIES

	Parent		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
ICMS (ordinary)	-	-	170,580	180,708
ICMS-ST provision (a)	-	-	62,878	60,945
Taxes on invoicing abroad	-	-	216,113	346,407
Withholding tax (IRRF)	-	-	96,100	138,293
Other taxes payable - foreign subsidiaries	-	-	119,922	147,056
Income tax	12,613	12,051	18,167	18,170
PIS and COFINS payable	336	140	336	140
INSS and service tax (ISS) payable	420	-	26,316	31,895
Other	-	-	19,355	21,869
Total	13,369	12,191	729,767	945,483

Current	13,369	12,191	607,063	828,125
Non-current	-	-	122,704	117,358

a)

The Company has discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company, and in some cases, the amounts are deposited in court, as mentioned in Note 12.

22.     PROVISION FOR TAX, CIVIL AND LABOR RISKS

22.1 Contingencies assessed as probable risk of loss

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination)(3)		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Balance as of January 1	187,052	181,693	557,675	305,690	186,118	233,474	406,428	597,585	1,337,273	1,318,442
Additions	7,868	4,220	220,840	122,735	48,174	51,889	-	-	276,882	178,844
Reversals	(4,490)	(15,100)	(5,363)	(9,678)	(19,271)	(8,945)	(25,594)	(56,931)	(54,718)	(90,654)
Payments/ utilization of judicial deposits(1)	(49,425)	(3,183)	(197,934)	(77,947)	(21,563)	(31,472)	-	-	(268,922)	(112,602)
Inflation adjustment	5,352	6,255	13,621	2,519	2,449	2,574	15,742	12,147	37,164	23,495
Translation adjustment	(2,842)	(3,740)	(44,604)	(9,182)	(9,599)	(19,495)	(16,512)	(7,359)	(73,557)	(39,776)
Transfers (2)	-	(3,819)	-	(1,716)	15	(465)	-	-	15	(6,000)
Balance as of June 30	143,515	166,326	544,235	332,421	186,323	227,560	380,064	545,442	1,254,137	1,271,749

Current									419,114	259,403
Non-current									835,023	1,012,346

37

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

(1)

Tax payments refer mainly to the completion of the administrative procedure with the State of Amazonas for the effective settlement of tax amnesties, using judicial deposits, filed by the Company in the year 2022.

(2)	Reversals of contingent liabilities (business combination) with Avon refer mainly to the change in estimates for tax, civil and labor lawsuits.
(3)	The business combination amounts as of June 30, 2023, arising from the business combination with Avon are segregated between tax (R$371,154) and labor (R$8,910) lawsuits.

a)       Disputes related to talc (Civil)

The subsidiary Avon Products, Inc (“Avon”) has been named a defendant in numerous personal injury lawsuits filed in U,S, courts, alleging that certain talc products the company sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants, including manufacturers of cosmetics and manufacturers of other products that, unlike the subsidiary Avon’s Products, were designed to contain asbestos. As of June 30, 2023, there were 275 individual cases pending against the subsidiary Avon (during the six-month period ended June 30, 2023, 108 new cases were started and 61 were dismissed, settled or otherwise resolved).

In December 2022, a case, titled Chapman, et al, v, Avon Products, Inc. et al,. No, 22STCV05968, resulted in an adverse jury verdict after a trial, with the jury awarding the plaintiffs a total of US$36,0 million in compensatory damages and US$10,3 million in punitive damages against the subsidiary Avon. The Company believes it has strong grounds to seek the annulment of the judgment in this case and in January 2023 began the process of appealing the verdict seeking annulment in the trial court. On March 1, 2023, following post-trial arguments, the trial court issued a conditional order reducing the compensatory damages award against the subsidiary Avon to US$29,3 million. Plaintiffs have challenged the reduction of the award as to subsidiary Avon and have asserted that the reduction should only apply to subsidiary Avon’s co-defendant. The trial court has resolved this issue in Plaintiffs’ favor and, once judgment is entered, the case will proceed on appeal.

22.2. Contingencies assessed as possible risk of loss

The Company has administrative and judicial contingencies for which the expectation of loss, evaluated by Company Management and supported by its legal advisors, is classified as possible and, therefore, no provision has been recorded. As of June 30, 2023, the contingencies classified as possible loss are presented below:

	Consolidated
	June 30, 2023	December 31, 2022
Tax	8,716,820	8,480,614
Civil	243,085	161,859
Labor	180,973	164,462
Total contingent liabilities	9,140,878	8,806,935

38

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

23.    OTHER LIABILITIES

	Parent		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Pension and post-employment health care plans (a)	-	-	476,079	463,948
Deferred revenue from performance obligations with customers (b)	-	-	235,296	313,204
Provision for incentives to consultants	-	-	164,889	217,349
Provision for operating expenses (marketing / technology, etc,) (c)	-	-	391,587	604,064
Provision for store renovation	-	-	96,445	116,137
Crer Para Ver (d)	-	-	54,099	87,420
Provision for restructuring (e)	27,844	39,846	178,337	175,809
Insurance payables	1,912	-	58,164	69,364
Other Liabilities (f)	3,159	1,017	166,683	203,331
Total	32,915	40,863	1,821,579	2,250,626

Current	16,042	23,113	1,096,180	1,499,060
Non-current	16,873	17,750	725,399	751,566

a)

As of June 30, 2023, there is R$ 251,794 (R$ 282,295 as of December 31, 2022) referring to pension plans, and R$29,649 referring to post-employment plans (R$28,456 as of December 31, 2022) of subsidiary Avon, and R$ 136,845 (R$129,697 as of December 31, 2022) referring to post-employment assistance plans of the subsidiary Natura Cosméticos and R$ 57,791 (R$ 51,956 as of December 31, 2022) referring to post-employment assistance plans of the subsidiary Natura &Co International.

b)

Refers to the deferral of revenue from performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct sales consultants, of which R$ 128,479 (R$ 190,790 as of December 31, 2022) is referring to subsidiary Avon, R$ 87,411 (R$ 93,761 as of December 31, 2022) referring to the consolidated subsidiary Natura Cosméticos and R$ 19,406 (R$ 28,653 as of December 31, 2022) referring to subsidiary Natura &Co International.

c)	Refers to the Company's operating provisions arising mainly from expenses with the provision of technology, marketing and advertising services.
d)	Contribution of the social program to the development of the quality of education.
e)	Provision for costs directly related to the integration plan and changes in the organizational structure substantially of the subsidiary Avon and review of the Group's corporate structure.
f)	Refers to miscellaneous provisions such as indemnities and non-current contractual obligations.

39

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

24.     SHAREHOLDER’S EQUITY

24.1          Treasury shares

On June 30, the item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance as of December 31, 2021	4,899,540	151,342	30.89
Used	(313,785)	(8,282)	26.39
Acquired	5,391,900	120,300	22.31
Balance as of June 30, 2022	9,977,655	263,360	26.39

Balance as of December 31, 2022	9,913,855	262,360	26.46
Used	(2,494,405)	(65,852)	26.40
Balance as of June 30, 2023	7,419,450	196,508	26.49

The minimum and maximum cost of the balance for treasury shares on June 30, 2023 is R$12.46 and R$16.83, respectively.

25.     INFORMATION ON SEGMENTS

As a result of the sale of Aesop, this operating segment was classified in the consolidated balance sheet as an asset held for sale as of June 30, 2023, and the results arising from this segment were classified as discontinued operations in the income statement for the six-month period ended June 30, 2023 and 2022.

The other operating segments did not change their composition and information by geographic area in relation to that disclosed in the financial statements for the year ended December 31, 2022.

Net revenue by segment is as follows for the six-month period ended June 30, 2023:

➢   Natura &Co Latam – 68.4%

➢   Avon International – 20.7%

➢   The Body Shop – 10.9%

The following tables summarize the financial information related to the six-month period ended June 30, 2023 and 2022 and the year ended December 31, 2022:

25.1   Operating segments

	June 30, 2023
	Reconciliation to net income (loss) for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	10,326,589	1,262,612	(465,897)	(15,890)	1,781,066	(2,486,105)	(123,099)	(47,313)
Avon International [1]	3,116,927	(66,942)	(358,645)	(190,281)	316,531	(648,498)	(67,256)	(1,015,091)
The Body Shop [1]	1,650,182	47,739	(366,792)	-	58,633	(93,984)	84,166	(270,238)
Aesop [1]	-	-	-	(3,987)	-	-	-	(3,987)
Corporate expenses	-	(156,756)	-	(9,412)	704,059	(510,119)	(75,205)	(47,433)
Consolidated	15,093,698	1,086,653	(1,191,334)	(219,570)	2,860,289	(3,738,706)	(181,394)	(1,384,062)

40

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	June 30, 2022
	Reconciliation to net income (loss) for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	10,306,563	898,968	(445,539)	-	2,410,656	(3,004,296)	(110,633)	(250,844)
Avon International [1]	3,485,748	178,298	(346,970)	(105,660)	483,053	(765,182)	(44,412)	(600,873)
The Body Shop [1]	1,926,839	58,904	(342,002)	-	94,240	(130,365)	(15,312)	(334,535)
Aesop [1]	-	-	-	49,981	-	-	-	49,981
Corporate expenses	-	(365,967)	(40)	-	284,368	(163,566)	(27,669)	(272,873)
Consolidated	15,719,150	770,203	(1,134,551)	(55,679)	3,272,317	(4,063,409)	(198,026)	(1,409,144)

	June 30, 2023				December 31, 2022
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	17,870,617	27,574,853	7,278,495	9,707,585	18,256,204	29,762,132	8,363,130	10,164,706
Avon International [1]	10,491,343	12,768,631	2,000,105	1,934,038	11,197,014	14,259,571	1,894,856	1,838,328
The Body Shop [1]	6,758,659	7,757,751	1,057,421	1,616,318	6,565,913	7,928,270	1,292,903	1,669,625
Aesop (Asset held for sale) [1]	-	2,492,308	1,246,942	-	1,621,126	2,735,417	731,018	776,512
Corporate expenses	(798,751)	-	369,173	4,823,242	923,606	-	1,055,961	4,547,167
Consolidated	34,321,868	50,593,543	11,952,136	18,081,183	38,563,863	54,685,390	13,337,868	18,996,338

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

25.2   Net revenue and non-current assets by geographic region

	Net revenue		Non-current assets
	June 30, 2023	June 30, 2022	June 30, 2023	December 31, 2022
Asia	862,660	984,106	1,152,148	1,284,783
North America	2,236,479	2,489,312	6,290,273	6,261,545
Mexico	1,636,827	1,742,705	3,837,503	3,631,768
Other	599,652	746,607	2,452,771	2,629,777
South America	8,322,101	8,099,394	12,579,248	14,508,816
Brazil	5,693,645	5,077,003	10,905,481	12,656,298
Argentina	1,195,155	1,413,247	557,276	694,172
Other	1,433,301	1,609,144	1,116,490	1,158,346
Europe, Middle East and Africa (EMEA)	3,329,257	3,890,223	12,994,032	15,271,251
United Kingdom	898,794	1,234,599	10,579,928	10,894,799
Other	2,430,463	2,655,624	2,414,105	4,376,452
Oceania	343,202	256,115	1,306,167	1,237,468
Consolidated	15,093,698	15,719,150	34,321,868	38,563,863

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

41

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

26.    REVENUE

	Consolidated
Gross revenue:	June 30, 2023	June 30, 2022
Direct Selling	15,811,869	16,556,578
Retail	1,650,900	1,596,677
Online	944,916	1,099,960
Other sales	1,335,558	1,272,388
Subtotal	19,743,243	20,525,603

Returns and cancellations	(224,313)	(262,050)
Commercial discounts and rebates	(448,716)	(330,812)
Taxes on sales	(3,976,516)	(4,213,591)
Subtotal	(4,649,545)	(4,806,453)
Total net revenue	15,093,698	15,719,150

27.     OPERATING EXPENSES AND COST OF SALES

	Parent		Consolidated
Classified by function	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Cost of sales	-	-	5,182,631	6,039,600
Selling, marketing and logistics expenses	-	-	6,499,947	6,729,173
Administrative, R&D, IT, and project expenses	38,332	217,737	2,781,996	2,900,213
Total	38,332	217,737	14,464,574	15,668,986

Classified by nature
Cost of sales	-	-	5,182,631	6,039,600
Raw material/packaging material/resale	-	-	4,587,559	5,453,248
Employee benefits expense (note 28)	-	-	289,085	276,900
Depreciation and amortization	-	-	86,585	88,665
Other	-	-	219,402	220,787

Selling, marketing and logistics expenses	-	-	6,499,947	6,729,173
Logistics costs	-	-	888,072	979,487
Personnel expenses (note 28)	-	-	1,742,235	1,898,790
Marketing, sales force and other selling expenses	-	-	3,360,860	3,328,834
Depreciation and amortization	-	-	508,780	522,062

Administrative, R&D, IT and project expenses	38,332	217,737	2,781,996	2,900,213
Innovation expenses	-	-	98,135	94,837
Personnel expenses (note 28)	23,284	22,862	1,250,229	1,082,847
Restructuring expenses	2,840	146,557	2,840	149,617
Other administrative expenses	10,711	47,930	834,823	1,049,087
Depreciation and amortization	1,497	388	595,969	523,825

Total	38,332	217,737	14,464,574	15,668,986

42

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

28.     EMPLOYEE BENEFITS

	Parent		Consolidated
	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2022
Payroll, profit sharing and bonuses	10,013	14,327	2,394,569	2,354,141
Pension Plan	-	-	79,605	83,040
Share-based payments and charges on restricted shares, net of tax	4,852	(1,178)	79,582	46,698
Health care, food and other benefits	1,110	1,682	288,010	334,784
Charges, taxes and social contributions	622	604	323,534	332,052
Social security charges	6,687	7,427	116,249	107,822
Total	23,284	22,862	3,281,549	3,258,537

28.1   Share-based payments

Information regarding share-based payments was presented in the Company's financial statements for the year ended December 31, 2022, in note 29.

The expense related to stock options, restricted shares and performance shares, including social security charges, recognized in the six-month period ended June 30, 2023, was R$ 4,852 and R$ 79,582 for parent company and consolidated level (R$1,178 and R$58,811 as of June 30, 2022), respectively.

After June 30, 2023, the following awards were granted under the "Co-investment Plan" and the "Long-Term Incentive Plan", which will be settled in shares of Natura &Co Holding S.A.:

a) 3,819,700 restricted shares that are generally acquired in installments of 1 to 3 years, subject to the participants' remaining in employment during the acquisition period;

b) 8,736,315 shares entitled to immediate acquisition;

c) 30,000 options with a grace period of 3 to 4 years, subject to the permanence of the participants in employment during the grace period.

These awards will be paid off in shares of the company.

The number of awards in this note is showed using equivalent B3 shares to ensure consistency, although some awards are settled in American Depositary Receipts (ADRs).

43

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

29. FINANCE INCOME (EXPENSES)

	Parent		Consolidated
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
FINANCE INCOME:
Interest on short-term investments	526	10,383	383,183	179,005
Gains on monetary and exchange rate variations	2,862	5,653	1,321,505	1,782,377
Gains on swap and forward transactions	-	-	865,372	1,206,235
Gains on swap and forward derivatives mark to market	-	-	101,129	34,982
Provision reversal of monetary adjustment for tax, civil and labor risks and tax liabilities	2,306	2,290	2,306	2,290
Hyperinflationary economy adjustment	-	-	98,730	67,428
Other finance income	-	-	88,064	-
Subtotal	5,694	18,326	2,860,289	3,272,317

FINANCE EXPENSES:
Interest on financing	-	-	(484,611)	(326,904)
Interest on leases	(53)	(12)	(79,493)	(81,226)
Losses from monetary and exchange rate variations	(933)	(1,638)	(956,319)	(1,497,601)
Losses on swap and forward transactions	-	(5,266)	(1,685,521)	(1,786,549)
Losses on swap and forward derivatives mark to market	-	-	(45,388)	(13,667)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(39,470)	(25,785)
Appropriation of funding costs (debentures and notes)	-	-	(9,938)	(8,729)
Interest on pension plan	-	-	636	(2,474)
Hyperinflationary economy adjustment	-	-	(161,920)	(138,256)
Other finance expenses	(2,004)	(18,338)	(276,682)	(182,218)
Subtotal	(2,990)	(25,254)	(3,738,706)	(4,063,409)
Finance income (expenses), net	2,704	(6,928)	(878,417)	(791,092)

The breakdown set forth below is intended to better explain the results of the foreign exchange hedging transactions contracted by the Company as well as its related items recorded in the financial income (expenses) and shown in the previous table:

	Parent		Consolidated
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Financial expenses (debt interest)	-	-	(484,611)	(326,904)
Financial investments and others income	526	10,383	383,183	179,005
Exchange variations on financial activities, net	-	-	396,150	375,209
Losses) with derivatives on exchange rate variations on financial activities, net	-	-	(417,075)	(364,813)
Losses on derivatives on interest payments and other financial activities, net	-	(5,266)	(347,333)	(194,186)
Adjustment of provision for tax, civil and labor risks and tax liabilities	2,306	2,290	(37,164)	(23,495)
Leases expenses	(53)	(12)	(79,493)	(81,226)
Other financial expenses	(2,004)	(18,338)	(197,920)	(193,421)
Hyperinflationary economy adjustment	-	-	(63,190)	(70,828)
Other gains (losses) from exchange rate variation on operating activities	1,929	4,015	(30,964)	(90,433)
Net financial income (expenses)	2,704	(6,928)	(878,417)	(791,092)

44

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

30.    OTHER OPERATING EXPENSES, NET

	Consolidated
	June 30, 2023	June 30, 2022
Other operating income, net
Tax credits (a)	20,818	34,325
Tax benefit from amnesty program (b)	-	44,401
Provision reversal for tax, labor and civil contingencies	21,163	-
Impairment provision reversal	31,076	-
Revenue with sale of customer portfolio	-	6,558
Royalty income (c)	-	119,438
Other operating income	15,709	15,067
Total other operating income	88,766	219,789

Other operating expenses, net
Result on write-off of property, plant and equipment	(8,221)	(8,376)
Crer para Ver (d)	(2,667)	(23,485)
Transformation and integration plan (e)	(321,245)	(211,813)
Impairment provision	(42,218)	-
Restructuring expenses (f)	(84,029)	(42,072)
Tax contingencies	-	(3,220)
Other operating expenses	(46,353)	(31,922)
Total other operating expenses	(504,733)	(320,888)
Other operating income (expenses), net	(415,967)	(101,099)

a)	Refers mainly to PIS and COFINS credits.
b)	Refers to tax benefits in Brazil arising from the adhesion to state tax amnesty programs by the subsidiaries Natura Cosméticos S.A. and Avon Cosméticos Ltda.
c)

Refers to revenue from royalties received by subsidiary Avon from its representative in Japan, after a legal dispute as mentioned in explanatory note 22 of the Company's interim financial information for the period ended June 30, 2022, issued on August 11, 2022.

d)

Refers to appropriation of operating income obtained on the sales of the non-cosmetic product line called "Crer Para Ver" to the Natura Institute, specifically earmarked for social projects aimed at developing the quality of education.

e)

Expenses related to the implementation of the Company’s transformation plan in Latin America and the integration of the subsidiary Avon., which is based on five pillars: (1) rejuvenate the brand; (2) streamline retail and direct selling operations; (3) enhance omni-channel; (4) improve operational efficiency; and (5) redesign the organization.

f)	Expenses mainly related to the execution of the transformation plan of the subsidiary The Body Shop.

45

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

31.     EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	June 30, 2023	June 30, 2022
Loss attributable to the Company’s controlling shareholders	(1,384,278)	(1,409,815)
Weighted average of the number of issued common shares	1,383,206,405	1,380,568,261
Weighted average treasury shares	(8,297,109)	(9,632,014)
Weighted average of the number of outstanding common shares	1,374,909,296	1,370,936,247
Loss per share – R$	(1.0068)	(1.0284)

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding, assuming the conversion of all potential common shares that would cause dilution. Considering that the Company recorded a loss for the six-month periods ended June 30, 2023 and 2022, any adjustment would have an anti-dilution effect and, therefore, the diluted loss per share is equal to the basic loss per share.

32.    TRANSACTIONS WITH RELATED PARTIES

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

32.1.      Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Parent
	June 30, 2023	December 31, 2022
Current assets:
Avon Products, Inc. (a)	47,442	47,593
Natura Cosméticos S.A. – Argentina (a)	3,715	4,022
Natura Cosméticos S.A. – Perú (a)	462	501
Natura Cosméticos S.A – Colombia (a)	326	353
The Body Shop International (a)	9,447	9,656
Aesop Holdings Ltd. (UK) (a)	2,449	2,652
Indústria e Comércio de Cosméticos Natura Ltda.	3	-
Natura &Co Luxembourg Holdings S.A.R.L.	1,548	1,552
Total	65,392	66,329

Natura Cosméticos S.A. (a) e (c)	26,487	1,472
Indústria e Comércio de Cosméticos Natura Ltda. (a)	200	404
Avon Products, Inc. (c)	50,135	50,120
The Body Shop International (c)	11,463	11,463
Aesop Holdings Ltd. (UK)	1,118	1,117
Total current liabilities	89,403	64,576

a)   Refers to the allocation of expenses related to the purchase options and restricted shares plans.

b)   On December 31, 2022 refers to interest on own equity.

c)   Refers to the transfer of shared expenses.

46

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

In the six-month period ended June 30, 2023 and 2022, there were no significant transactions of the parent company with related parties that passed through the income statement. The main transactions that occurred in the period refer to the transfer of expenses related to the stock option plans and shares restricted.

32.2.      Uncontrolled and unconsolidated transactions with related parties

Instituto Natura holds shares in the Essential Investment Fund, As of June 30, 2023, the balance is R$ R$ 10,675 (R$ 6,805 as of December 31, 2022).

On June 5, 2012, an agreement was entered between Indústria e Comércio de Cosméticos Natura Ltda., and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and leasing of processing center to distribution and warehousing of products (HUB), in Itupeva, State of São Paulo, In 2019, Bres Itupeva granted its credits to BRC Securitizadora S.A., to which Natura makes monthly payments, Messrs, Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group parent Company), indirectly control Bres Itupeva. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” value was R$ 58,248 in the six-month period ended June 30, 2023 (R$63,665 under “item Buildings” of Property, Plant and Equipment as of December 31, 2022) and in the six-month period ended June 30, 2023 the amount paid as lease was R$9,685 (R$7,903 during the six-month period ended June 30, 2022).

On January 8, 2021, a related-party transaction was carried out between the Company, as lessee and owner, the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose company (Bresco IX) indirectly held by Messrs, Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, as lessor and surface-right owner (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group parent Company). This transaction was entered into with the purpose of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution hub in the State of Alagoas. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$ 31,441 and in the six-month period ended June 30, 2023, the total amount paid as rent was R$ 4,382 (there was no disbursement during the six-month period ended June 30, 2022).

On May 12, 2021, a transaction was entered between the Natura Cosméticos S.A., as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs, Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group parent Company). This transaction had the purpose of keeping the Company’s distribution hub activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$ 4,232 and the total amount paid as rent was R$ 1,404 (R$1,048 for the six-month period ended June 30, 2022).

In the six-month period ended June 30, 2023, the Company and its subsidiaries transferred to Instituto Natura as a donation associated with the net income from sales of the Natura Crer Para Ver product line in the amount of R$ 35,000 (R$23,000 for the six-month period ended June 30, 2022).

The Company has a policy for transactions with related parties, besides the structure of internal controls to support the identification, monitoring and approval of transactions between Related Parties.

32.3.      Key management personnel compensation

The total compensation of the key management personnel is as follows:

	June 30, 2023			June 30, 2022
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
Board of Directors	4,661	8,555	13,216	7,432	149,625	157,057
Executive Board	14,677	54,204	68,881	18,406	35,368	53,774
	19,338	62,759	82,097	25,838	184,993	210,831

47

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The totals in the table above include the employer social security charges.

The amounts include increases and / or reversals of the cumulative expense recognized in the previous years due to reassessments of the number of share-based awards expected to vest and re-estimation of the social security charges expected to be payable by the Company on vesting.

Amounts for the six-month period ended June 30, 2022 include termination benefits for certain key management employees related to the review process of Natura &Co's corporate structure.

33.    COMMITMENTS

In the ordinary course of its business, the Company enters into long-term agreements for provision of manufacturing, transportation, information technology services and electric power supply (with physical delivery, for its manufacturing activities). The agreements have termination clauses for noncompliance with essential obligations.

In general, the minimum agreed upon is acquired and therefore there are no liabilities recorded in addition to the amount recognized on the accrual basis.

Total minimum supply payments, measured at nominal value, according to the contract, are as follows:

	Consolidated
	June 30, 2023	December 31, 2022
Less than one year	395,555	614,075
One to five years	546,757	659,626
Above 5 years	37,050	49,331
Total	979,362	1,323,032

34.     INSURANCE

The Company adopted an insurance policy that mainly considers risk concentration and its materiality, considering the nature of their activities and the guidance of their insurance advisors. As of June 30, 2023 and December 31, 2022, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		June 30, 2023	December 31, 2022
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	4,474,273	4,924,868
Vehicles	Fire, theft and collision for the vehicles insured by the Company	214,808	221,523
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	2,056,000	2,056,000
Transport	Damages to products in transit	87,233	97,308
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	1,400,149	1,991,888
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

48

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

35.    ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents the investment and financing transactions that do not involve the use of cash and cash equivalents and are therefore presented separately as additional information to the cash flow statements:

	Parent		Consolidated
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Non-cash items
Hedge accounting, net of tax effects	-	89	(99,123)	(430,646)
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	82,831	59,550

36.     DISCONTINUED OPERATIONS

On March 31, 2023, the sale of the subsidiary Aesop was assessed as highly probable, since the Company received a binding agreement from L'Oreal for an amount of US$2,525 billion, which was approved and signed on April 3, 2023. As a result of this assessment, Aesop was classified in the consolidated balance sheet as an asset held for sale, and as a discontinued operation in the income statement for the six-month periods ended June 30, 2023 and 2022.

The transaction aims to support the Company's financial deleveraging and position it to focus on its strategic priorities, especially the integration in Latin America, the geographic optimization of Avon International's business and the continued development of The Body Shop's operations.

The transaction amount will be received in cash on the closing date, which is expected in the third quarter of 2023 and is subject to customary regulatory approvals. The transaction will result in the loss of control of Aesop by the Company on the closing date and no interest will be retained.

The results of discontinued operation for the quarters ended June 30, 2023 and 2022 are presented below:

Description	June 30, 2023	June 30, 2022
Net Revenue	1,379,756	1,236,557
Cost of sales	(193,320)	(165,993)
Gross profit	1,186,436	1,070,564

Operating (expenses) Income
Selling, marketing, and logistics expenses	(742,035)	(619,346)
Administrative, R&D, IT and projects expenses	(381,633)	(362,529)
Impairment loss on trade receivable	(250)	(838)
Other operating income (expenses), net (a)	(232,018)	(101,690)

Operating loss before financial result	(169,500)	(13,839)

Financial income	25,037	43,175
Financial expenses	(74,544)	(65,437)

Loss before income tax and social contribution	(219,007)	(36,101)
Income tax and social contribution	(563)	(19,578)

Loss for the period (b)	(219,570)	(55,679)

49

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)   In addition to the results of Aesop, the amount of R$ 190,281 in June 2023 (R$ 105,662 in June 2022) refers to the costs incurred in the resolution of legal proceedings associated with the operation that the subsidiary Avon maintained in North America, which was sold prior to the acquisition of the Company's subsidiary Avon. The Company presents these effects as part of its discontinued operations because it considers the discontinued operations of the subsidiary Avon as an extension of the Company and because it assesses that this presentation faithfully represents the essence of the associated transaction.

b)   The net income of discontinued operations is presented net of taxes on income associated with these discontinued operations as shown in this statement of income.

The main assets and liabilities classes of the Aesop, classified as non-current assets held for sale ended June 30, 2023:

Description	June 30, 2023
Assets
Cash and cash equivalents	226,895
Trade accounts receivable	105,411
Inventories	464,661
Rent advance	76,740
Prepaid expenses	49,364
Other assets	23,052
Deferred income tax and social contribution	181,864
Property, plant and equipment (PP&E)	341,553
Intangible	213,405
Right of use and leases	825,874
Total assets	2,508,819

Other assets held for sale	217,753

Liabilities
Lease liabilities	902,273
Trade accounts payable and “drawn risk” operations	60,472
Payroll, profit sharing and social charges	68,100
Tax liabilities	19,372
Other current liabilities	153,915
Deferred income tax and social contribution	42,810
Total liabilities	1,246,942

The net cash flows incurred by the discontinued operations are:

Description	June 30, 2023	June 30, 2022

Operating activities	(115,917)	118,714
Investing activities	(108,061)	(73,316)
Financing activities	(121,221)	(91,453)
Net cash consumed	(345,199)	(46,055)

37.    SUBSEQUENT EVENTS

Subsequent to June 30, 2023, the Company has made a tender offer to Avon 2043’s bond bondholders to repurchase approximately 90% of the number of bonds issued for R$ 1,156,743 (comprised of R$ 934,742 of principal, R$ 193,086 of premium and R$28,915 of unpaid interest). Such bonds total R$ 1,287,621 (R$ 1,421,272 at December 31, 2022) and are disclosed in note 19 to the quarterly interim financial information. This transaction and consequent repurchase of the bonds has been completed and settled in August 8, 2023.

50